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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-12911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Creative Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Burritts Landing
(No. And Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Winston Allen 203-227-4897
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name*)

97 Froehlich Farm Blvd. (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Winston Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creative Investor Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Connecticut
County of Fairfield

Signature

President
Title

Notary Public

RICHARD W MARTIN II
Notary Public, State of Connecticut
My Commission Expires Jan. 31, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Creative Investor Services, Inc.

We have audited the accompanying financial statements of Creative Investor Services, Inc. (a Connecticut company), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, changes in liabilities, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Creative Investor Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Creative Investor Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Creative Investor Services, Inc.'s financial statements. The supplemental information is the responsibility of Creative Investor Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 24, 2017

Creative Investor Services, Inc.
Statement of Financial Condition
December 31, 2016

ASSETS

Current Assets:		
Cash	$	12,185
Total current assets		12,185
Total assets	$	12,185

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	-
Total current liabilties		-
Total liabilities		-
Shareholders' equity:		
Common stock, no par value, 1,000 shares authorized, 10 shares issued and outstanding		1,000
Additional paid in capital		14,154
Accumulated Deficit		(2,969)
Total liabilities and shareholders' equity	$	12,185

See accompanying notes to financial statements.

Creative Investor Services, Inc.
Statement of Operations
For the Year Ended December 31, 2016

Revenues:		
Commission Income	$	1,313
Other Income		282
Total revenues		1,595
Expenses:		
Regulatory fees and expenses		1,350
Administrative fees		391
Total expenses		1,741
Net (Loss)	$	(146)

See accompanying notes to financial statements.

Creative Investor Services, Inc.
Statement of Changes in Shareholders' Equity
Year Ended December 31, 2016

	Common Stock - No Par Value Shares		Amount		Additional Paid in Capital		Accumulated Deficit		Total
Shareholders' Equity, January 1, 2016	1,000	$	1,000	$	14,154	$	(2,823)	$	12,331
Net Loss for year							(16,314)		(16,314)
Shareholders' Equity, December 31, 2016	1,000	$	1,000	$	14,154	$	(19,137)	$	(3,983)

See accompanying notes to financial statements.

Creative Investor Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net Income (Loss)	$ (146)
Adjustments to reconcile net loss to net cash used in operating activities:	
Net cash used in operating activities	(146)
Cash, beginning of year	12,331
Cash, end of year	$ 12,185
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ -

See accompanying notes to financial statements.

Creative Investor Services, Inc.
Notes to Financial Statements
December 31, 2016

Note 1 - Organization and Nature of Business

Creative Investor Services, Inc. (the "Company") is a corporation organized under the laws of the State of Connecticut.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank account at high credit quality financial institution. The balances at times may exceed federally insured limits of $ 250,000.

Credit risk

The Company maintains its cash in bank account at high credit quality financial institution. The Company considers cash balances maintained with the bank to be cash; such balances are fully insured.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Income Taxes

The Company has elected "S" corporation status. Therefore, no provisions for federal or state taxes are made by the Company. Shareholders of an "S" corporation are individually taxed on their pro-rata share of the Company's earnings.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring value, and establishes a framework for measuring inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or; in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

- *Level 1.* Quoted prices(unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included with level 1 that are observable for an asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

At December 31, 2016, the Company's fair value hierarchy consisted of level 1 inputs of cash in the amount of $ 12,185.

Note 3 - Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $5,000 or 6.667% of aggregate indebtedness, as defined. The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2016, the Company had net capital of $12,185 which exceeded its requirement of $5,000 by $7,185. Aggregate indebtedness was $0.

Note 4 – Subsequent Events

These financial statements were approved by management and available for issuance on February 24, 2017. Subsequent events have been evaluated through this date.

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
Creative Investor Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and the SIPC Series 600 Rules, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Creative Investor Services, Inc. for the year ended December 31, 2016 and filed with the Securities Investor Protection Corporation (SIPC) on February 24, 2017, which was agreed to by Creative Investor Services, Inc. and SIPC [and Other Designated Examining Authority or Other Specified Parties], solely to assist you and the other specified parties in evaluating Creative Investor Services, Inc.'s compliance with the applicable instructions of the Certification of Exclusion from Membership (Form SIPC-3). Creative Investor Services, Inc.'s management is responsible for Creative Investor Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of this procedure is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose. The procedure we performed is as follows:

> We compared the income reported on the audited Form X-17A-5 for the year ended December 31, 2016, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended December 31, 2016 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4) and the SIPC Series 600 Rules, and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Creative Investor Services, Inc. taken as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

Woodbury, New York

February 24, 2017

CREATIVE INVESTOR SERVICES, INC.

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

DECEMBER 31, 2017

Creative Investor Services, Inc. (the "Company"), to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Wilmington Securities LLC".

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(1).

4. The Company met this exemption during the entire calendar year ending December 31, 2017, without exception.

I, Robert Calamunci, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

Creative Investor Services, Inc.

Dated: 2/24/18

By: ______________________

Robert Calamunci, Chief Financial Officer